Exhibit 99.1

News release

Cenovus announces amended agreement with increased price to acquire MEG Energy and provides update on third-quarter operating results

Calgary, Alberta (October 8, 2025) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced that it has entered into an amending agreement in respect of the arrangement agreement dated August 21, 2025 (as amended, the “Amended Agreement”) to acquire MEG Energy Corp. (TSX: MEG) (“MEG”).

Under the terms of the Amended Agreement, each MEG shareholder will have the option to elect to receive, for each MEG common share, (i) $29.50 in cash; or (ii) 1.240 Cenovus common shares, subject to rounding and pro-ration based on a maximum amount of $3.8 billion in cash and a maximum of 157.7 million Cenovus common shares. The pro-rated consideration represents a mix of 50% cash and 50% Cenovus common shares. On a fully pro-rated basis, the consideration per MEG common share represents approximately $14.75 in cash and 0.620 of a Cenovus common share.

The fully pro-rated consideration for MEG represents a value of approximately $29.80 per MEG share at Cenovus’s closing share price on October 7, 2025, an increase of approximately $1.32 per share based on current market pricing relative to the terms of the original arrangement agreement.

The consideration under the Amended Agreement represents Cenovus’s best and final offer for MEG.

“We received support from the majority of MEG’s shareholders for our transaction. However, many MEG shareholders indicated that they would prefer to receive greater Cenovus share consideration, so that they can more fully participate in the upside of the combined company,” said Jon McKenzie, Cenovus President & Chief Executive Officer. “We listened to these comments and have changed the consideration under our offer to a maximum of 50% cash and 50% Cenovus shares, while increasing the aggregate purchase price. We believe this Amended Agreement delivers compelling and superior value to MEG shareholders and we encourage every MEG shareholder to vote their shares in favour.”

In consideration of Cenovus amending and increasing the consideration for MEG, MEG and Cenovus have also amended the terms of the existing standstill agreement between the parties to allow Cenovus to complete purchases of up to 9.9% of MEG’s outstanding common shares. To the extent Cenovus is able, the company intends to vote any acquired shares in favour of the transaction.

As a result of the lower maximum cash consideration to be issued under the Amended Agreement, if the transaction is approved by MEG shareholders, Cenovus intends to increase planned share repurchases over the coming quarters.

To allow MEG shareholders time to consider and vote on the Amended Agreement, the special meeting of MEG shareholders scheduled for October 9, 2025 has been postponed to October 22, 2025 at 9 a.m. MT (11 a.m. ET). MEG shareholders are encouraged to refer to MEG’s release issued today for further
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information on voting, submitting consideration elections and deadlines with respect to the new meeting date.

Cenovus confirms that key regulatory approvals have been received from the Canadian Competition Bureau and the United States Federal Trade Commission in respect of the transaction.

Third-quarter 2025 results update

In the third quarter, Cenovus achieved record quarterly production in its upstream business and record crude throughput in its downstream business. Total Upstream production was approximately 832,000 barrels of oil equivalent per day (BOE/d) in the third quarter, including record production of approximately 640,000 barrels per day (bbls/d) from the Oil Sands segment. Total Downstream crude throughput was approximately 712,000 bbls/d in the third quarter, including approximately 606,000 bbls/d in U.S. Refining, representing total Downstream utilization of 98.8%. Cenovus’s major growth projects continue to progress well and on schedule, with volumes ramping up at Narrows Lake, first oil from the Foster Creek Optimization project expected in early 2026 and first oil from West White Rose expected in Q2 2026.

Cenovus closed the previously announced sale of its 50% interest in WRB Refining LP (WRB) to Phillips 66, with cash proceeds of approximately $1.8 billion (including closing adjustments) received on October 1, 2025. Net debt at the end of the quarter was approximately $5.3 billion prior to receipt of the cash proceeds from the sale of WRB, or approximately $3.5 billion after receipt of proceeds on October 1.

In the month of September, Cenovus purchased approximately 21.5 million of its common shares for $512 million, at an average price of approximately $23.81 per share. This brings total purchases in the third quarter to approximately 40.4 million shares for $900 million, at an average price of approximately $22.31 per share. With Net Debt below the company’s long-term target of $4 billion, Cenovus anticipates continued accelerated share repurchases in the coming months.

Advisory
Basis of Presentation
Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS) Accounting Standards.
Barrels of Oil Equivalent
Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.
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Forward‐looking Information
This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of Cenovus, including following the acquisition of MEG, based on certain assumptions made in light of Cenovus’s experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Forward‐looking information in this document is identified by words such as “acquire”, “anticipate”, “consolidate”, “continue”, “drive”, “enable”, “expect”, “intend”, “leverage”, “maintain”, “opportunity”, “option”, “preserve”, “synergy”, “target”, “unlock”, and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: acquiring all of the issued and outstanding common shares of MEG pursuant to a plan of arrangement (the “Acquisition”); the maximum amount of cash and Cenovus common shares available for MEG shareholders to elect pursuant to the Acquisition; expectations regarding the fully pro-rated consideration; expectations with respect to the value the revised consideration offers; that Cenovus may purchase common shares of MEG and the maximum number of common shares it may purchase; expectations and timing with respect to planned share repurchases; the timing and location of the special meeting of MEG shareholders; expectations Cenovus will continue accelerated share repurchases through October; and Cenovus’s commitment to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating environmental, social and governance considerations into its business plans.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and MEG and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: information currently available to Cenovus about itself and MEG and the businesses in which they operate; the best interests of MEG shareholders; the accuracy of analyst predictions and calculations; the completion of the Acquisition on anticipated terms and timing, or at all; the satisfaction of customary closing conditions and obtaining key regulatory, court and MEG shareholder approvals; general economic, market and business conditions; anticipated tax treatment of the transaction; that actions by third parties do not delay or otherwise adversely affect completion of the Acquisition; that competing bids do not materially impact the completion of the Acquisition or Cenovus’s or MEG’s business operations, approvals or key stakeholder relationships; potential litigation relating to the Acquisition that could be instituted against Cenovus or MEG; the ability and timing to integrate MEG’s business and operations and realize the anticipated strategic, operational and financial benefits and synergies from the acquisition of MEG by Cenovus; the existence of near-term growth opportunities; Cenovus’s portfolio and business plan, including if the Acquisition is not completed; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the Acquisition; the ability to maintain low steam-to-oil ratio; combined company production estimates; the quality of the integrated resource/assets meeting expectations; ability to achieve integrated development and unlock access to resources; achieving anticipated synergy values on anticipated timelines; immediate accretion; that there will be no material change to MEG’s operations prior to completion of the Acquisition; the combined business has the same per barrel oil overhead cost as Cenovus; ability and timing to leverage combined expertise and drive additional value; preservation of Cenovus’s robust financial framework, strong balance sheet,
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liquidity and investment grade credit ratings; the ability of Cenovus to complete share repurchases; no material changes to laws and regulations adversely affecting Cenovus’s or MEG’s operations or the Acquisition; maintenance of pro forma net debt; commodity prices; Cenovus’s adjustment of its shareholder returns framework to continue balance of deleveraging with meaningful shareholder returns; the interests of MEG shareholders; and the assumptions inherent in Cenovus’s updated 2025 corporate guidance available on cenovus.com.

The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: changes to general economic, market and business conditions; not completing the Acquisition on anticipated terms and timing, or at all, including the satisfaction of customary closing conditions and obtaining key regulatory, court and MEG shareholder approvals; a change in the interests of MEG shareholders; the accuracy of analyst predictions and calculations; failing to complete the Acquisition on the terms contemplated by the arrangement agreement between Cenovus and MEG; the combined company’s inability to issue securities; the impact of any existing competing bids or from any additional offers for MEG securities that may arise after the date hereof; potential litigation relating to the Acquisition that could be instituted against Cenovus or MEG; the delay or inability to integrate Cenovus’s and MEG’s respective businesses and operations and realize the anticipated strategic, operational and financial benefits and synergies from the Acquisition, including integration of the Christina Lake region; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the Acquisition; the inability to maintain low steam-to-oil ratio; the quality of the integrated resource/assets failing to meet expectations; delay or inability to achieve integrated development and unlock access to resources; failing to achieve anticipated synergy values on anticipated timelines; failing to produce immediate accretion; inability to leverage combined expertise and drive additional value; failing to preserve Cenovus’s robust financial framework, strong balance sheet, liquidity and investment grade credit ratings; material changes to laws and regulations adversely affecting Cenovus’s or MEG’s operations or the Acquisition; the inability to maintain pro forma net debt; Cenovus’s inability to adjust its shareholder returns framework to continue balance of deleveraging with meaningful shareholder returns; ability to integrate the MEG assets; the consequences of not completing the Acquisition, including the volatility of the share prices of Cenovus and MEG, negative reactions from the investment community and the required payment of certain costs related to the Acquisition; potential undisclosed liabilities in respect of MEG unidentified during the due diligence process; the accuracy of the pro forma financial information of the combined company after the Acquisition; the interpretation of the Acquisition by tax authorities; the focus of management’s time and attention on the Acquisition and other disruptions arising from the Acquisition; volatility of, and other assumptions regarding, commodity prices; product supply and demand; market competition, including from alternative energy sources; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; and other risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (”MD&A”) for the periods ended December 31, 2024 and June 30, 2025 and to the risk factors, assumptions and uncertainties described in other
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documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

In respect of the net debt disclosure herein, readers are directed to Cenovus’s MD&A for the six months ended June 30, 2025 (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com), which includes a detailed composition of how Cenovus calculates the metric.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the periods ended December 31, 2024 and June 30, 2025 and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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Cenovus contacts

Investors
Investor Relations general line
403-766-7711

Media
Media Relations general line
403-766-7751
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